Exhibit 99.6

January 5, 2006

CORRECTION APPENDED

MARKET PLACE; Who’s Too Busy for the Annual Meeting?
By Eric Dash

A CLASH between the board of Sovereign Bancorp and several large investors could be pushed back at least four months after the bank took the unusual step yesterday of postponing its annual shareholder meeting.

Sovereign said it was delaying the meeting, typically held in April, until after Aug. 31 so management could “focus its full attention” on a complex three-way deal in which it will sell a roughly 20 percent stake to Banco Santander Central Hispano of Spain and then use the proceeds to help buy Independence Community Bank, based in Brooklyn.

The dissident shareholders, corporate governance advocates and even some longtime company supporters described the move as a brazen attempt to avoid a proxy battle for two board seats. Sovereign’s management, they contend, is silencing rather than engaging its critics.

“There is no valid excuse for manipulating the timing of the annual meeting,” Franklin Mutual Advisers, Sovereign’s second-largest shareholder, said in a statement. “What kind of rationale is it to say that the board is essentially ‘too busy’ to convene an annual meeting? And what ‘potential confusion’ can be so debilitating as to justify taking away shareholders’ right to vote?”

Even investors who say they support management said they disagreed with the company’s tactics.

“If they are confident in what they are doing and confident in their ability to sell the story, they should let the vote happen,” said David Watson, a vice president at Anchor Capital Advisors, a money management firm based in Boston. “They are getting into games I don’t think they should be getting into.”

The postponement of an annual meeting is uncommon, corporate governance specialists say. When it does happen, it is typically because of an inability to produce timely financial statements or as a way of avoiding a nasty takeover fight. It is highly unusual for a board to justify a delay by saying it is too busy with an acquisition.

“Companies that postpone meetings are ones that fear the outcome,” said Gregory P. Taxin, chief executive of Glass, Lewis & Company, a proxy advisory firm. “If we allowed political officials to do this, we would live in a banana republic with a bunch of dictators.”

The announcement by Sovereign, which is based in Philadelphia, was the latest salvo in a battle that has been waged for months between the bank’s board and Relational Investors, an activist hedge fund led by Ralph V. Whitworth that is its largest shareholder. Relational, which owns 8 percent of Sovereign’s stock, says it believes that the bank has been mismanaged, causing it to be deeply undervalued. Since early November, Mr. Whitworth has been conducting a legal and public relations campaign to oust Jay Sidhu, Sovereign’s chief executive, and the other six members of its board.

So far, Relational has not had much success. In December, the New York Stock Exchange rebuffed a group of investors, led by Relational, that asked the Big Board to let shareholders vote on the complex transaction with Banco Santander. The exchange, however, approved a modified version of the deal. Relational said it was appealing to the Securities and Exchange Commission for a reversal.

Shortly after, the battle for corporate control spilled into the courts. Relational filed a lawsuit in federal court in Manhattan that contends Sovereign’s plans to sell a roughly 19.8 percent stake to Banco Santander violated a Pennsylvania anti-takeover law that requires investors who gain control of 20 percent of a company’s stock to acquire all of its shares.

Sovereign Bank has said that the lawsuit is without merit and that it will defend itself in court.

In a countermove, Sovereign Bank asked the Manhattan federal court late last month to prevent Relational from ousting its board. The activist hedge fund, in turn, called for the S.E.C. to investigate Sovereign’s corporate conduct and asked shareholders to oust Sovereign’s entire board at its annual meeting. It also proposed two candidates to replace the two Sovereign directors whose terms expire this year.

Sovereign’s announcement yesterday paves the way for its acquisition deal to go through. The bank said it planned to hold the meeting sometime from Aug. 31 to the end of this year, a move that would probably ensure that its directors would remain at least until the transaction was completed, by the second or third quarter. Sovereign said the need to reschedule the meeting was prompted by Relational’s wrangling.

“The board believes it is essential for management to focus its full attention on the acquisition and integration before it becomes necessary to devote very substantial amounts of time in responding to any proxy contest initiated by Relational Investors,” the company said in a statement.

But Mr. Whitworth said he believed Sovereign’s real motives were transparent and would not prevail. “They want to delay the meeting because they want to delay the vote before there is a vote,” he said. “They would lose it, otherwise.”

“It is not now or never when these folks are gone,” he added. “It is sooner or later.”

Indeed, Mr. Taxin of Glass, Lewis said that he believed Sovereign’s plans to postpone the meeting could backfire on its board. “This is merely an attempt to forestall the day of reckoning with shareholders,” he said. “They can legally do this, but it will only give them increased ire for about four months of extra life. It is quite a calculation they have made.”

Correction: January 7, 2006, Saturday

Because of an editing error, the Market Place column in Business Day on Thursday about a move by Sovereign Bancorp to push back the date of its annual meeting referred incorrectly to one of its large investors. The investor, Relational Investors, considers itself an asset management firm, not a hedge fund.

Copyright © 2006 by The New York Times Co. Reprinted with permission.